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                           January 19, 2023

       Michael Quartieri
       Chief Financial Officer
       Dave & Buster's Entertainment, Inc.
       1221 Beltline Rd.
       Coppell, TX 75019

                                                        Re: Dave & Buster's
Entertainment, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 30, 2022
                                                            Filed March 29,
2022
                                                            File No. 001-35664

       Dear Michael Quartieri:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 30, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Fiscal 2021 Compared to Fiscal 2020
       Reconciliations of Non-GAAP Financial Measures
       Adjusted EBITDA, page 38

   1. Adjusted EBITDA appears to be a company-level non-GAAP measure, rather than a store-level non-GAAP
measure, like store operating income before depreciation and amortization. Please
remove the pre-opening expenses adjustment from Adjusted
                                                        EBITDA, as it appears
to represent normal, recurring, cash operating expenses necessary to operate your
business. Refer to Question 100.01 of the Non-GAAP Financial Measures
                                                        Compliance and
Disclosure Interpretations.
 Michael Quartieri
Dave & Buster's Entertainment, Inc.
January 19, 2023
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.



FirstName LastNameMichael Quartieri                       Sincerely,
Comapany NameDave & Buster's Entertainment, Inc.
                                                          Division of
Corporation Finance
January 19, 2023 Page 2                                   Office of Trade &
Services
FirstName LastName